Exhibit (a)(1)(I)

On August 17, 2017 White Mountains Insurance Group, Ltd. announced that it intends to commence a “modified Dutch auction” self-tender offer to purchase 500,000 of its common shares, or such lesser number of its common shares as are properly tendered and not properly withdrawn, at a purchase price of not greater than $875 or less than $825 per share.

As a holder of White Mountains common shares within the OneBeacon 401(k) Savings and Employee Stock Ownership Plan, you are eligible to participate in this tender offer and will be receiving a package of materials at your home address.

After reading the materials, if you are interested in participating in the tender offer, you must follow the instructions in the package, and submit your election form by September 12, 2017. If you do not wish to participate in the tender offer, you do not need to do anything; you do not need to return the election form. Please note that you will not need pre-clearance in order to tender any of your White Mountains common shares that are held within the OneBeacon 401(k) Savings and Employee Stock Ownership Plan in this tender offer.

In order to allow you additional time to consider this opportunity, we are attaching an advance copy of the letter and Q&As that you will receive at home.  Your election package will also contain other documents as well as a personalized Election Form.